MOBIVENTURES, INC.
c/o CDC Services of Nevada, Inc.
502 East John Street
Carson City, NV 89706

August 11, 2008

Mr. Mark P. Shuman
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549-7010

Re:	MobiVentures, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed July 28, 2008
File No. 333-151216

Dear Mr. Shuman:

At the request of the Securities and Exchange Commission (the “Commission”), we are providing this letter in response to certain comments made in the Commission’s letter dated August 7, 2008 regarding the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on July 28, 2008 (the “Registration Statement”). We are providing this letter contemporaneously with our Amendment No. 3 to the Registration Statement (the “Amendment”).

Form S-1

General

COMMENT 1:
We refer to prior comments 4, 6 and 9 from our letter of June 24, 2008, which requested certain information regarding the selling stockholder as well as affiliates of the selling stockholder (in prior comments 4, 6 and 9) and persons with whom the selling stockholder has a contractual relationship regarding the convertible debenture transaction (in prior comments 6 and 9). The responses to each of these comments provided in your letter of July 21, 2008, expressly relate only to the selling stockholder. Please confirm in your response letter, if accurate, that your responses apply equally to affiliates and/or persons with whom Trafalgar has a contractual relationship regarding the convertible debenture transaction, as requested in the applicable prior comment; or advise.

RESPONSE:
In response to the Commission’s comment above, we confirm that our answers, in our July 21, 2008 letter, to comments 4, 6 and 9 from the Commission’s letter of June 24, 2008 equally apply to affiliates (comments 4, 6 and 9) and persons/entities with whom Trafalgar Capital Specialized Investment Fund, Luxembourg (“Trafalgar”) has a contractual relationship regarding the convertible debenture transaction (comments 6 and 9).

Mr. Shuman
August 11, 2008

Selling Stockholder, page 36

COMMENT 2:
We re-issue prior comment 11 from our letter of June 24, 2008. In this regard, we note that footnote 2 to the selling stockholder table in your amended filing states that Mr. Garai makes all “investment decisions of Trafalgar.” As previously requested, please revise this footnote to disclose specifically whether Mr. Garai and/or other natural persons exercise the sole or shared voting and/or dispositive powers with respect to the shares of your common stock to be offered for resale by Trafalgar.

RESPONSE:
In response to the Commission’s comment above, we have updated the disclosure in footnote number 3 of the Selling Stockholder table on page 37 of the Amendment to state that Mr. Andrew Garai is the natural person with sole voting power and sole investment power on behalf of Trafalgar with respect to the shares of our Common Stock to be offered for resale by Trafalgar.

Additional Information Regarding the Trafalgar Transactions, page 38

COMMENT 3:
Please revise the table on the top of page 38 titled “Fees Paid (and To Be Paid). Pursuant to the Trafalgar Transaction” to include interest payments and liquidated damages paid and payable by the company in connection with the convertible note transactions, as requested in comment 2 from our letter of June 24, 2008; and revise the entries in the table titled “Net Proceeds to the Company” and any other relevant disclosure in your filing accordingly. We note that your filing contains narrative disclosure regarding liquidated damages provided for in the Registration Rights Agreement with Trafalgar, as well as quantitative disclosure of the interest payments owed to Trafalgar during the first year following the sale of the debentures; however, quantitative disclosure of liquidated damages and interest payments should also be included in the tables referenced above, so that these items are taken into account in the dollar amounts set forth as “Net Cash Proceeds to the Company” from the Trafalgar transaction. In this regard, please be advised that we will not object to disclosure of a reasonable estimate of potential liquidated damages payable by the company, so long as the possibility that damages may exceed the estimate provided (if this is the case) is made clear to investors.

Mr. Shuman
August 11, 2008

RESPONSE:
In response to the Commission’s comment, we have provided the following and have disclosed the same in the table included in the “Selling Stockholder—Additional Information Regarding the Trafalgar Transactions—Fees Paid (and To Be Paid) Pursuant to the Trafalgar Transaction” section of the Amendment and have also revised the other relevant disclosures in the table titled “Net Proceeds to the Company” as follows:

Fees Paid (and To Be Paid) Pursuant to Trafalgar Transaction

Structure Fee to Trafalgar		Due Diligence Fee to Trafalgar		Fee in Lieu of Warrants to Trafalgar		Commitment Fee to Trafalgar		Loan Commitment Fee to Trafalgar		Finder’s Fees - Cash Based		Finder’s Fees –Stock Based		Interest and Redemption fee Payments Paid and Payable to Trafalgar		Liquidated Damages Paid and Payable to Trafalgar
$17,500	(1)	$10,000	(2)	$40,000	(3)	$120,000	(4)	$40,000	(5)	$140,000	(6)	$288,477	(6)	$502,695	(7)	$32,311	(8)

(1)	The Company agreed to pay $17,500 in structure fees under the Securities Purchase Agreement with Trafalgar.
(2)	The Company agreed to pay $10,000 in due diligence fees under the Securities Purchase Agreement with Trafalgar.
(3)	In lieu of warrants to Trafalgar, the Company agreed to pay a fee equal to two percent (2%) of the $2,000,000 principal amount of the Trafalgar Debentures.
(4)	The Company agreed to pay a commitment fee equal to six percent (6%) of the $2,000,000 principal amount of the Trafalgar Debentures.
(5)	The Company agreed to pay a loan commitment fee equal to two percent (2%) of the $2,000,000 principal amount of the Trafalgar Debentures.
(6)
The Company agreed to pay finder’s fees in the aggregate amount of seven percent (7%) of the $2,000,000 principal amount of the Trafalgar Debentures to two (2) finders, Divine Capital Markets LLC and Knightsbridge Holding, LLC. The Company also agreed to issue warrants to purchase up to 1,250,000 shares of Common Stock at an exercise price of $0.04 per share to Divine Capital Markets LLC and to issue shares of Common Stock equaling 1.99% of the outstanding shares of the Company to Knightsbridge Holding, LLC.

(7)	The Company agreed to pay an interest of ten percent (10%) and a redemption fee of fifteen percent (15%) per year on the outstanding principal amount of the Trafalgar Debentures.
(8)
Estimated liquidated damages are two percent (2%) of the outstanding amount of the Trafalgar Debentures, with a current assumption of one (1) month of liquidated damages, however this estimate can be exceeded depending on the date that the registration statement goes effective and/or the ability of the Selling Stockholder to sell shares of Common Stock under the registration statement.

Net Proceeds to the Company

Gross Amount of Payment(1)	Total Maximum Cash Payments(2)	Net Cash Proceeds to Company(3)	All Stock Based Payments Made By the Company	Total Possible Discount to Market Price	Combined Total Possible Profit and Payments Made By the Company	%(4)	Average % Over the Term of the Trafalgar Debentures(5)
$2,000,000	$902,506	$1,097,494	$288,477	$285,714	$1,476,697	135%	67%

(1)	Total gross proceeds payable to the Company.
(2)
Total maximum non principal and interest related payments payable by the Company in connection with the Trafalgar transaction, including potential liquidated damages payments but excluding stock based finder’s fees.

(3)	Total net proceeds to the Company calculated by subtracting the result from footnote (2) from the result of footnote (1).

Mr. Shuman
August 11, 2008

(4)
This column shows the total amount of all possible payments made by the Company including the total possible discount to the market price of the Common Stock underlying the Trafalgar Debentures divided by the net cash proceeds to the Company from the sale of the Trafalgar Debentures.

(5)	This column shows the average percentage of the resulting value (from footnote 4 above) averaged over the term of the Trafalgar Debentures.

COMMENT 4:
Please refer to prior comment 8 from our letter of June 24, 2008. We note the disclosure in your filing that you “have the intention and a reasonable basis to believe that [you] will have the financial ability to make all payments on the overlying securities.” Please disclose the reasonable basis for this statement, as well as the nature of any material assumptions you have made in reaching this conclusion. Describe how, whether through cash payments or otherwise, you intend to repay the principal amount of the convertible debt, and specifically refer to your current and expected financial condition in quantitative terms in providing this analysis. In this regard, please expand upon your disclosure on page 50 of the amended registration statement, which provides that repayment of the principal, interest and redemption premium owing on the convertible debentures over the next 12 months will be made from cash flow and/or additional financing.

RESPONSE:	In response to the Commission’s comment, we have provided the following and have disclosed the same in the “Convertible Debenture” section of the Amendment on page 50:

We will be required to make repayments of the debt owing under convertible debentures during the following twelve (12) months on a monthly basis in a total amount of $950,243, interest of $157,861 and redemption premium of $142,534. These payments will be made from the cash flow the business is generating which is expected to be approximately $1,000,000 over the course of the next twelve (12) months as the business is currently generating an approximate $110,000 cash flow per month, primarily from the business of Pure Promoter, that can be used to service the debt owed under convertible debentures including interest payments. In the last three (3) months, the Company has generated approximately $500,000 in cash flow. Recent trends and market conditions support the Company’s cash flow estimates, however there can be no certainty that the expected cash flows can be achieved if, among other things, market conditions change, the Company’s competition changes, the Company’s competitive advantage is lost or other unforeseen market changes occur, therefore the Company also plans to raise additional equity or debt financing to ensure that sufficient funds are available to service the debt owed under the Trafalgar Debentures including interest payments. We expect that we may need to raise approximately $500,000, in excess of other capital raising requirements needs of the company such as paying the second cash consideration of the purchase price of Pure Promoter and working capital, to be able to service the convertible debt and interest payments of the Trafalgar Debentures over the next twelve (12) months. We have had success raising equity in the past, although it may be challenging to obtain more financing given the current market condition. However, we believe that we have the capability to raise any necessary capital given the current profitability of the Company. There can be no assurance that additional financing can be raised to fund the repayment of the convertible debt or other capital requirements of the Company and additional financing may be required.

Mr. Shuman
August 11, 2008

We trust that this response satisfactorily responds to your request. Should require further information, please contact Clayton E. Parker, Esq. at (305) 539-3306 or John D. Owens III, Esq. at (305) 539-3328.

Sincerely,

Nigel Nicholas